Ranch *1, Inc.
                                  [Letterhead]


                                                March 23, 2000



Securities and Exchange Commission
Division of Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC  20549

      Re: Ranch *1, Inc. Registration Statement on Form SB-2 Filed on October 12, 1999 (File No. 333-88851)

Ladies and Gentlemen:

      Ranch *1, Inc. (the "Company") hereby respectfully requests to withdraw, pursuant to Rule 477 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, the Company's Registration Statement on Form SB-2, together with all exhibits thereto, filed on October 12, 1999 (File No. 333-88851). At the present time, the Company has determined not to proceed with the sale and registration of its common stock covered under the Registration Statement. The Company's business strategy has changed since the Registration Statement was filed and the Company currently does not believe that the proper condition exists for it to pursue any transactions with respect to the Registration Statement.

      If you have any questions, please do not hesitate to contact the undersigned at (212) 354-6666.

                                                Very truly yours,

                                                RANCH *1, INC.


                                                By:/s/Sebastian Rametta
                                                   -----------------------------
                                                   Sebastian Rametta
                                                   President